EXHIBIT 2.5

FOURTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Fourth Amendment (this “Amendment”), dated as of September 30, 2010, is made and entered into by and among (i) Popular, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico (“Stockholder”), (ii) AP Carib Holdings, Ltd., an exempted company organized under the laws of the Cayman Islands with limited liability (“Parent”), (iii) Carib Acquisition, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico (“Merger Sub”) and (iv) EVERTEC, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico (the “Company”). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Merger Agreement (as defined below).

WHEREAS, Stockholder, Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of 11:59 P.M., June 30, 2010 as amended on August 5, 2010, August 8, 2010 and September 15, 2010 (the “Merger Agreement”); and

WHEREAS, the Parties amended the IP Purchase and Sale Agreement to join certain affiliates of Stockholder as Sellers and to clarify the software being transferred thereunder;
WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into this Amendment, the Stockholder, as sole stockholder of the Company, has agreed to deliver immediately following the execution of this Amendment an irrevocable written consent (an “Additional Stockholder Written Consent”) approving and adopting the Merger and the Merger Agreement as amended by this Amendment (an “Additional Stockholder Approval”);
WHEREAS, the Parties desire to amend the Merger Agreement as set forth in this Amendment to specify certain procedures to be followed in connection with the Closing;
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

A.	Amendments to the Merger Agreement. The Merger Agreement is hereby amended as follows:
1. Table of Contents. The list of Exhibits set forth in the Table of Contents of the Merger Agreement is hereby amended and restated by deleting the list of Exhibits and replacing the list with the list set forth in Exhibit A to this Amendment.
2. Recitals. (a) The sixth recital in the Merger Agreement (as entered into on June 30, 2010), is hereby amended and restated as follows:
“WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, Company and Stockholder and the other relevant Affiliates of Stockholder entered into that certain IP Purchase and Sale Agreement in the form attached as Exhibit 1.1(a)(C) hereto as later amended by the IP Joinder Agreement (together, the “IP Purchase and Sale Agreement”), pursuant to which the Stockholder and certain of its Affiliates agreed to sell, assign, transfer and convey certain Intellectual Property to the Company effective immediately following the Effective Time;”
(b) The first paragraph of the fourth recital in the Agreement, is hereby amended and restated as follows:
“WHEREAS, prior to Closing, Stockholder, PIBI and the Company will enter into that certain Agreement and Plan of Reorganization attached hereto as Exhibit 18 (the “Venezuelan Reorganization Agreement”), as amended by the First Amendment to the Agreement and Plan of Reorganization entered into on September 29, 2010, pursuant to which, among other things (the “First EV Amendment”), the Company will, prior to the Closing and the filing of the

Certificate of Merger, transfer to PIBI all right, title and interest in and to the shares of capital stock of EVERTEC de Venezuela, C.A. (“EV”) held by the Company, and transfer certain service agreements pursuant to which the Company provides certain financial data and transaction processing services, in coordination with EV, as set forth in Schedule 1 to the Venezuela Reorganization Agreement (the “Venezuela Customer Contracts”) to EV and/or PIBI (such transaction and the other transactions contemplated by the EV Transfer Documents, collectively the “EV Transfer”);
(c) The eighth recital in the Merger Agreement, is hereby amended and restated as follows:
“WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Agreement and the subsequent amendments on September 15, 2010 (the “Third Amendment”) and September 30, 2010 (the “Fourth Amendment”), the Stockholder, as sole stockholder of the Company, has agreed to deliver immediately following the execution of each such document, an irrevocable written consent (in the case of the Merger Agreement, the Stockholder Written Consent” and in the case of each amendment thereto. an “Additional Stockholder Written Consent”) approving and adopting the Merger and the Merger Agreement as amended by such amendment (an “Additional Stockholder Approval”);
3. Section 1.1 — Definitions.
(a) Section 1.1 of the Merger Agreement is hereby amended by amending and restating the following definitions as set forth below:
“Ancillary Agreements” means, collectively, the Stockholder Agreement, the Amended & Restated Holdco Articles, the Amended & Restated Holdco By-laws, the Amended & Restated Master Services Agreement, the New Service Addenda, the Amended & Restated MSA Service Addenda, the MSA Outsourcing Policies and Procedures, the FCC Side Letter, the MSA Side Letter, the IP Purchase and Sale Agreement and the IP Joinder Agreement, the Transition Services Agreement, the Amended ATH Network Participation Agreement, the New ATH Network Riders, the ATH Fee Schedule, ATH Support Agreement, the Third Tres Monjitas Sublease Amendment, the Third Cupey Center Lease Amendment, the Amended & Restated Centro Europa Building Lease, the Señorial Building Lease, the Amended & Restated TicketPop Service Agreement, the Amended and Restated ISO Agreement, the Merchant Application Approval Policy, the Third Party Master Beneficiary Escrow Service Agreement, the Technology Agreement, the Apollo Consulting Agreement, the Popular Consulting Agreement, the EV Transfer Documents, and the Virgin Island Services Agreement.
“Closing Payment” shall mean an amount equal to (i) $637,710,000 minus (ii) the sum of (A) the product of the Equity Ratio multiplied by the Overfund Amount, and (B) if applicable, an amount equal to 50.0% of the After-Tax Aggregate Proceeds received from the sale by PIBI (or any Affiliate thereof) of any portion of its equity interests in Contado and Serfinsa in conjunction with a right of first refusal or otherwise minus (iii) $32,000,000 minus (iv) the Serfinsa Holdback Amount, minus (v) the Contado Holdback Amount.
“Closing Working Capital” means the difference between (i) the current assets of the Companies (other than current assets of EV and other than the P/SSA Receivables, the PSA Receivables and the Other Receivables (each as defined in the Venezuela Reorganization Agreement), but including cash that is immediately available and (x) does not include Evertec Reserve Cash (other than (1) the “ATH marketing fund,” (2) the “ATH settlement reserve,” (3) the “Sundry losses reserve” and (4) cash that is EVERTEC Reserve Cash solely by virtue of it being subject to taxation which does not permit a free transfer to the United States, including the Commonwealth, (y) is not ATM Cash and (z) has been reduced by all fees, costs, expenses or withholding or other Taxes incurred or that would be reasonably expected to be incurred in connection with the Company repatriating any such cash to its accounts in the Commonwealth or the distribution of any such cash to the Company immediately following the Closing up to the amount necessary to cause the Estimated Closing Working Capital Adjustment Amount to be a negative number with an absolute value of $2 million, minus (ii) the current liabilities of the Companies (other than EV) (for the avoidance of doubt, which do not include any of the items of current assets or current liabilities excluded therefrom in accordance with the Applicable Accounting Principles and which include all Liabilities incurred by the Companies in connection with the Scheduled

Transaction Bonuses whether before, at or after Closing, including all related employer payroll Taxes), in each case, as of the close of business on the Closing Date and calculated in accordance with the Applicable Accounting Principles. For the avoidance of doubt, all proceeds of, and Liabilities incurred in connection with, the Financing shall be excluded from the calculation of Closing Working Capital.
“Estimated Closing Working Capital” means the difference, as set forth on the Estimated Closing Statement, between (i) the estimated current assets of the Companies (other than current assets of EV and other than the P/SSA Receivables, the PSA Receivables and the Other Receivables (each as defined in the Venezuela Reorganization Agreement), but including cash that is immediately available and (x) does not include Evertec Reserve Cash (other than (1) the “ATH marketing fund,” (2) the “ATH settlement reserve”, (3) the “Sundry losses reserve” and (4) cash that is EVERTEC Reserve Cash solely by virtue of it being subject to taxation which does not permit a free transfer to the United States, including the Commonwealth, (y) is not ATM Cash and (z) has been reduced by all fees, costs, expenses or withholding or other Taxes incurred or that would be reasonably expected to be incurred in connection with the Company repatriating any such cash to its accounts in the Commonwealth or the distribution of any such cash to the Company immediately following the Closing up to the amount necessary to cause the Estimated Closing Working Capital Adjustment Amount to be a negative number with an absolute value of $2 million, minus (ii) the estimated current liabilities of the Companies (other than EV) (for the avoidance of doubt, which do not include any of the items of current assets or current liabilities excluded therefrom in accordance with the Applicable Accounting Principles and which include all Liabilities incurred by the Companies in connection with the Scheduled Transaction Bonuses whether before, at or after Closing, including all related employer payroll Taxes), in each case, as of the close of business on the Closing Date and calculated in accordance with the Applicable Accounting Principles. For the avoidance of doubt, all proceeds of, and Liabilities incurred in connection with, the Financing shall be excluded from the calculation of Estimated Closing Working Capital.
“EV Transfer Documents” means the Venezuelan Reorganization Agreement as amended by the First VZ Amendment, the Venezuela TSA, and the Venezuelan Assignment and Assumption Agreements, the Venezuela Promissory Notes and any other ancillary agreements, schedules or exhibits contemplated thereby.”
“Overfund Amount” means, as of immediately prior to the Closing and giving effect to the contribution of the proceeds from the Equity Commitment to Merger Sub (or payment of such amount on behalf of the Company to Stockholder) and receipt by Merger Sub of the proceeds of the Debt Financing (without regard to whether such Debt Financing is consummated immediately prior to or immediately following the Closing and assuming the Debt Financing is funded into Merger Sub if it is funded directly into the Company), the excess of Merger Sub’s cash (assuming, if the Equity Commitment is paid to Stockholder on behalf of the Company, that the amount of such payment is contributed to Merger Sub) over the sum of (i) the principal amount of all Indebtedness of Merger Sub (assuming the incurrence of all Indebtedness pursuant to the Debt Financing by Merger Sub if such Indebtedness is incurred by the Company and, for the avoidance of doubt, excluding any Parent Transaction Expenses) and (ii) $165,750,000; provided that, in no event shall the Overfund Amount be more than $40 million, without the written consent of Stockholder.
(b) Section 1.1 of the Merger Agreement is hereby amended by inserting the following definitions in alphabetical order therein:
“Applicable Amortization Period” has the meaning set forth in Section 5.4(a).
“ATM Cash” means any cash held in, held for use in, in transit to, or otherwise designated for use in, automated teller machines or similar devices.
“Change of Control Consent” means any applicable governmental or third-party authorizations, approvals, consents or waivers required for the continuation by EVERTEC of its exercise of any Company IP Agreement or to otherwise make use of such Third-Party Intellectual Property following the Effective Date.
“Disallowance” has the meaning set forth in Section 5.4(a).

“Forgone Tax Benefit” has the meaning set forth in Section 5.4(a).

“IP Joinder Agreement” means the IP Joinder and Amendment by and among Stockholder, the Company, BPPR, Popular Auto, Inc., Popular Insurance, Inc., and Popular Mortgage, Inc. attached hereto at Exhibit 1.1(ZZZZ).
“MSA Side Letter” means that certain Letter Agreement dated September 30, 2010 among Stockholder, BPPR and the Company with respect to the provision of certain services pursuant to the Amended & Restated Master Services Agreement.
“Permitted Extension Time” means (i) prior to 11:30 a.m. (San Juan, Puerto Rico time) on September 30, 2010, 2:30 p.m. (San Juan, Puerto Rico time) on September 30, 2010, (ii) after 11:30 a.m. (San Juan, Puerto Rico time) on September 30, 2010 and prior to 2:30 p.m. (San Juan, Puerto Rico time) on September 30, 2010, 11:30 a.m. (San Juan, Puerto Rico time) on October 14, 2010, (iii) after 2:30 p.m. (San Juan, Puerto Rico time) on September 30, 2010 and prior to 11:30 a.m. (San Juan, Puerto Rico time) on October 14, 2010, 11:30 a.m. (San Juan, Puerto Rico time) on any Business Day that is prior to the Termination Date determined by Stockholder in its reasonable discretion after giving Parent a reasonable opportunity to consult with Stockholder with respect to such decision, (iv) after 11:30 a.m. (San Juan, Puerto Rico time) on October 14, 2010 and prior to the then applicable Effective Time if such Effective Time is prior to December 16, 2010, 11:30 a.m. (San Juan, Puerto Rico time) on any Business Day that is prior to the Termination Date determined by Stockholder in its reasonable discretion after giving Parent a reasonable opportunity to consult with Stockholder with respect to such decision and (v) after 11:30 a.m. (San Juan, Puerto Rico time) on December 16, 2010, at any time on any Business Day following the Termination Date determined by Stockholder in its reasonable discretion after giving Parent a reasonable opportunity to consult with Stockholder with respect to such decision.
4. Section 2.1 — Merger. Section 2.1(c) of the Merger Agreement is hereby amended and restated as follows:
“(c) Immediately following satisfaction or waiver of all the conditions to closing set forth in Article VI other than Section 6.1(e) on the Closing Date, the Parties hereto shall cause the Merger to be consummated by causing the Company and Merger Sub to file a certificate of merger with the Secretary of State in such form as is required by, and executed in accordance with the relevant provisions of the CGCL (the “Certificate of Merger”) and make all other filings or recordings required by Commonwealth Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as may be specified in the Certificate of Merger. The Certificate of Merger shall initially specify an Effective Time of 11:30 a.m. (San Juan, Puerto Rico time) on September 30, 2010. From time to time prior to the effectiveness of the Certificate of Merger, Stockholder (unless otherwise agreed by Stockholder and Parent in writing) shall file, and cause to be filed on behalf of the Company and Merger Sub, one or more amendments to the Certificate of Merger amending the Effective Time set forth therein to the Permitted Extension Time in the event the Company has not received proceeds from the Financing (when taken together with payments to Stockholder made on the Company’s behalf in respect of the Closing Payment) in an aggregate amount sufficient to satisfy the Funding Amount, by wire transfer of immediately available funds by 30 minutes prior to the then contemplated Effective Time or such later time as may be agreed in writing by Parent and Stockholder. Parent shall cause Merger Sub to deliver to Stockholder prior to the Closing executed counterparts of any documents necessary to effect any such amendments which the prior sentence contemplates may be filed on September 30, 2010. Stockholder shall not file any such amendments if the Company has received proceeds from the Financing (when taken together with payments to Stockholder made on the Company’s behalf in respect of the Closing Payment) in an aggregate amount sufficient to satisfy the Funding Amount and shall return such counterparts promptly following the Effective Time. The Parties hereby agree that, for the purposes of this Section 2.1, the receipt of funds equal to the Funding Amount in BPPR’s account with the Federal Reserve Bank of New York for credit to an account at BPPR held by the Company or the Stockholder shall constitute conclusive evidence of the receipt of sufficient proceeds. Unless the Effective Time occurs on September 30, 2010, the Company and Merger Sub agree to execute and cause to be notarized and filed with the Secretary of State for the Commonwealth of Puerto Rico prior to October 14, 2010 powers of attorney in the form attached hereto as Exhibit 2.1 appointing one or more individuals designated by Stockholder as agent for the Company and Merger Sub, respectively, to execute or cause to be executed and to file or cause to be filed one or more amendments to the Certificate of Merger on behalf of the Company and Merger Sub, respectively, pursuant to this Section 2.1. In the event that any portion of the Financing is contributed or paid to the Company and/or Stockholder, the Company or Stockholder, as applicable agree to immediately return such amount by wire transfer in immediately available funds in the event that Stockholder files or causes to be filed any amendment to the Certificate of Merger to provide for an Effective Time subsequent to the date of the filing of such amendment in accordance with the foregoing. For the avoidance of doubt, if Stockholder or Parent validly terminates this Agreement in accordance with its terms, Stockholder shall be obligated to terminate the Certificate of Merger.”
5. Section 2.3 — Closing Payment Procedures. Section 2.3 of the Merger Agreement is hereby amended by inserting the following at the end thereof:
“Parent, Merger Sub, Stockholder and the Company hereby agree and acknowledge that to the extent Guarantor directly wires an amount equal to the Equity Commitment Amount plus the Overfund Amount to Stockholder, the payment of such amount shall constitute a payment on behalf of Company in partial satisfaction of the Company’s obligation to pay the Closing Payment to Stockholder hereunder. Notwithstanding anything to the contrary in the Agreement the Parties agree that the Estimated Closing Statement is the statement attached hereto as Exhibit 2.3, that Stockholder shall not be deemed to be in breach of any of its obligations hereunder with respect to the previous delivery of an estimated closing statement and that the attached Exhibit 2.3 shall satisfy in full Stockholder’s obligations pursuant to Section 2.4(a) to deliver the Estimated Closing Statement.”
6. Section 5.4(a) — Tax Matters. Section 5.4(a) of the Merger Agreement is hereby amended by inserting the following at the end thereof:
“In addition, Stockholder shall be liable for (a) any Taxes paid or payable by the Companies arising out of the Disallowance, and (b) the Foregone Tax Benefit. For purposes of determining whether Taxes have been paid or are payable by the Company arising out of a Disallowance, amortization deductions claimed by the Company for the Transferred IP located in Puerto Rico shall be deemed to have been utilized before any other deductions of the Company have been utilized to offset taxable income of the Company that is subject to tax in Puerto Rico. Any such claimed amortization deductions that are part of a net operating loss carryforward of the Company for Puerto Rico tax purposes that would have been carried forward to a taxable year of the Company subsequent to the taxable year of a Disallowance shall be treated in the same manner as if such claimed amortization deductions were foregone amortization deductions for purposes of determining the Foregone Tax Benefit pursuant to this section 5.4(a). The Company shall keep Stockholder fully informed of the details of any application (other than any Tax Return) seeking the allowance by a Government Entity of income Tax deductions claimed by the Company for amortization of the Transferred IP (as defined under the IP Purchase and Sale Agreement) and shall not have any in-person or telephonic meeting with any Government Entity or other Person related to such application without giving Stockholder a reasonable opportunity to fully participate in any such meeting. Additionally, the Company shall (i) allow Stockholder a reasonable opportunity to review and comment on any such application or any amendment or supplement thereof in advance of its filing, (ii) incorporate comments of Stockholder on such application or any amendment or supplement thereof to the extent such comments reasonably would be expected to affect Stockholder’s liability for Taxes under this Agreement, provided that such comments would not otherwise materially prejudice the Company, and (iii) not file any such application or any amendment or supplement thereof without the prior consent of Stockholder (such consent not to be unreasonably withheld, conditioned or delayed). “Disallowance” shall mean each disallowance by a Government Entity during the Applicable Amortization Period for each of the assets included in the Transferred IP and located in Puerto Rico of income Tax deductions claimed by the Company for amortization of the Transferred IP located in Puerto Rico except to the extent that Stockholder can show by a preponderance of the evidence that any such disallowance was not the result of any transfer of a portion of such Transferred IP located in Puerto Rico prior to the Effective Time and any related rescission. The “Applicable Amortization Period” shall mean the amortization period for each of the assets included in the Transferred IP as set forth on Exhibit 5.4(a). The “Foregone Tax Benefit” shall mean the amount of the

Tax benefit of any forgone amortization deductions under the Puerto Rican Internal Revenue Code for the Transferred IP located in Puerto Rico for taxable years subsequent to the last taxable year of a Disallowance, such Tax benefit amount to be determined based upon the schedule set forth in Exhibit 5.4(a) hereto, except to the extent that Stockholder can show by a preponderance of the evidence that any such disallowance was not the result of any transfer of a portion of such Transferred IP located in Puerto Rico prior to the Effective Time and any related rescission. The Foregone Tax Benefit for a taxable year shall be paid by Stockholder to the Company within 20 Business Days following the Company notifying Stockholder that is has filed its applicable Tax Return with respect to the taxable year to which the Foregone Tax Benefit relates. No Foregone Tax Benefit shall apply with respect to any of the assets included in the Transferred IP located in Puerto Rico from and after the date any such assets are transferred (or deemed transferred under the Puerto Rican Internal Revenue Code) or cancelled by the Company during the Applicable Amortization Period.”
7. Section 5.22 — Required Stockholder Approval. Section 5.22 of the Merger Agreement is hereby amended and restated as set forth below:
“Immediately following the execution hereof, the Stockholder shall deliver to the Company and Parent the duly executed Stockholder Written Consent. Immediately following the execution of the Third Amendment, Stockholder shall deliver to the Company and Parent the duly executed Additional Stockholder Written Consent. Immediately following the execution of the Fourth Amendment, Stockholder shall deliver to the Company and Parent the subsequent duly executed Additional Stockholder Written Consent.”
8. Section 5.25(c) — Covenants Regarding Transfer Consents. Section 5.25(c) of the Merger Agreement is hereby amended and restated as follows:
“Notwithstanding anything to the contrary contained in this Agreement, to the extent that the assignment, transfer, conveyance or delivery or attempted assignment, transfer, conveyance or delivery to the Company of any Transferred Stockholder IP Agreement or any right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law or would require any governmental or third-party authorizations, approvals, consents or waivers (“Transfer Consents”), Stockholder shall and, shall cause each of its Affiliates (as applicable) to, use commercially reasonable efforts to obtain such Transfer Consents prior to Closing , provided that, if any such Transfer Consents shall not have been obtained prior to the Closing, the Closing shall proceed without the assignment, transfer, conveyance or delivery of such Transferred Stockholder IP Agreement, unless the failure to assign, transfer, convey or deliver any such Transferred Stockholder IP Agreement prior to Closing would result in a Material Adverse Effect (taking into consideration the obligations of Stockholder under this Section 5.25) (an “IP MAE”). In the event that the Closing occurs without the assignment, transfer, conveyance or delivery of any Transferred Stockholder IP Agreement or any right or benefit arising thereunder or without any Change of Control Consent, then following the Closing, the Stockholder shall use its best efforts to obtain promptly any necessary Transfer Consents or Change of Control Consents, and the Company shall cooperate as reasonably requested by the Stockholder in connection with the foregoing; provided that none of the Companies shall have any obligation to give any guarantee or pay any consideration of any nature for obtaining such Transfer Consent or Change of Control Consent or to consent to any change in or otherwise compromise the terms of any agreement or arrangement which the Company reasonably deems to be adverse to the Business (each such action being a “Concession”). Until such Transfer Consent has been obtained, Stockholder shall use best efforts to provide to the Companies and any of their Affiliates, through any reasonable and lawful arrangement, rights and benefits substantially equivalent to those the Companies and their Affiliates would have received under such Transferred Stockholder IP Agreement had the Transferred Stockholder IP Agreement been assigned to the Companies at the Closing, and the Companies shall cooperate as reasonably requested by the Stockholder in connection with the foregoing, without any obligation to make a Concession. Once the Transfer Consent for the assignment, transfer, conveyance or delivery of any Transferred Stockholder IP Agreement not assigned, transferred, conveyed or delivered at the Closing is obtained, Stockholder shall or shall cause its relevant Affiliates to, promptly, assign, transfer, convey and deliver such Transferred Stockholder IP Agreement to the relevant Companies and/or their Affiliates free and clear of all Encumbrances except for Permitted Encumbrances.”

9. Section 5.25(f) — Covenants Regarding Third Party License Agreements. Section 5.25(f) of the Merger Agreement is hereby amended and restated as follows:
“If and to the extent that any (i) Transferred Stockholder IP Agreement that is transferred, assigned or conveyed to Company, (ii) Equivalent IP Arrangement, or (iii) any Company IP Agreements (collectively, (i), (ii) and (iii), the “Relevant IP Agreements”), require the payment by any of the Companies or their Affiliates of license, subscription or maintenance fees with respect to the Baseline Usage during the period from the Closing until the fifth anniversary thereafter (the “Relevant Period”) that are higher than those fees paid or payable by or on behalf of the Companies with respect to the Baseline Usage immediately prior to Closing (the “Increased License Cost”), the Stockholder shall pay to the Company an amount equal to such incremental increase in documented, direct and out-of-pocket costs actually paid by the Companies to the applicable licensor under the Transferred Stockholder IP Agreements, Company IP Agreements and Alternative IP Agreements for the Baseline Usage during the Relevant Period. Except with respect to any such arrangements entered into prior to the Closing Date, the foregoing obligation of the Stockholder is conditioned upon (i) the Companies using commercially reasonable efforts to obtain a price that does not result in an Increased License Cost for the Baseline Usage, without any obligation to make a Relevant Concession, (ii) the Companies providing at least thirty (30) days written notice to the Stockholder prior to entering into any agreement that would impose an Increased License Cost, and (iii) upon Stockholder’s reasonable request, Companies’ providing reasonable cooperation with Stockholder in seeking on behalf of the Companies a license agreement on substantially equivalent terms and use right that would not impose an Increased License Cost without any obligation to make a Relevant Concession. In addition, the Companies shall provide all information reasonably requested by Stockholder to verify any claim of Increased License Cost.”
10. Section 5.29(d) — Performance Bonds. Section 5.29(d) of the Merger Agreement is hereby amended and restated as follows:
“No later than October 29, 2010, the Company shall execute and deliver to Stockholder a reimbursement and/or indemnity agreement, effective as of the Closing Date, with Stockholder that mirrors the reimbursement and/or indemnity agreement executed and delivered by Stockholder with the Qualified Issuers, provided that the Company shall have no obligation to post any collateral thereunder (subject to Section 5.29(e)), which mirror reimbursement and/or indemnity agreement shall provide for, amongst other things, the reimbursement, or at the request of Stockholder, advance to Stockholder upon reasonable notice, of (i) all premiums and other charges related to the issuance of the Applicable Performance Bonds owed by Stockholder to the issuer thereof pursuant to the applicable indemnity agreements, and (ii) all losses for which Stockholder indemnifies any such Qualified Issuers under the applicable indemnity agreements to the extent arising out of or relating to the failure of the Company to perform or otherwise satisfy its obligations under the Underlying Performance Bond Obligations. Stockholder shall use its commercially reasonable efforts to negotiate the most favorable terms, including premiums and other charges, for itself and the Company in respect of each Applicable Performance Bond and to minimize any such losses.”
11. Section 5.30(e) — Letters of Credit. Section 5.30(e) of the Merger Agreement is hereby amended and restated as follows:
“No later than October 29, 2010, the Company shall execute and deliver to Stockholder a reimbursement and/or indemnity agreement, effective as of the Closing Date, that mirrors the reimbursement and/or indemnity agreement executed and delivered by Stockholder with the Qualified Issuing Bank, provided that the Company shall have no obligation to post any collateral thereunder, which mirror reimbursement and/or indemnity agreement shall provide for, amongst other things, the reimbursement, or at the request of Stockholder, advance to Stockholder upon reasonable notice, of (i) all premiums and other charges related to the issuance of the Credit Enhancements owed by Stockholder to the issuer thereof pursuant to the applicable indemnity agreements, and (ii) all losses for which Stockholder indemnifies any such Qualified Issuers under the applicable indemnity agreements to the extent arising out of or relating to the failure of the Company to perform or otherwise satisfy its obligations under the Underlying Credit Enhancement Obligations. Stockholder shall use its commercially reasonable efforts to negotiate the most favorable terms, including premiums and other charges, for itself and the Company in respect of each Replacement Credit Enhancements and to minimize any such losses.”
12. Section 6.1(e) — Conditions to the Obligations of the Parties. Section 6.1(e) of the Merger Agreement is hereby amended and restated as follows:
“(e) Financing. Merger Sub and the Company taken together shall receive sufficient cash pursuant to the Financing in order to fund the Closing Payment (without regard to Estimated Closing Working Capital Adjustment and less any amounts paid directly to Stockholder on their behalf), the Contado Holdback Amount, the Serfinsa Holdback Amount, the Pre-Closing Dividend, the Stockholder Transaction Expenses and the Parent Transaction Expenses (collectively, the “Funding Amount”) and proceeds in respect of the Equity Financing shall have been paid or deemed paid to Merger Sub in an amount not less than $165,750,000 plus the Overfund Amount, if any.”
13. Section 6.2(g) — Conditions to the Obligations of Parent and Merger Sub. Section 6.2(g) of the Merger Agreement is hereby amended and restated as follows:
“(g) Master Services Agreement. (i) Stockholder shall have delivered to Parent (x) the Anti-Spam and Anti-Virus Management Services Addendum between the Company and Banco Popular North America entered into under the 2004 Master Services Agreement and (y) each of the statements of work for recurring services currently in effect that were executed by the Company and Stockholder or its Affiliates under the 2004 Master Services Agreement; and (ii) Stockholder shall have delivered an amendment to each service addendum and statement of work for recurring services entered into under the 2004 Master Services Agreement to (x) extend the duration of such addendum so that it is coterminous with the Master Services Agreement (or, in the case of an addendum relates to a definitive project, the time necessary to complete such project (as agreed by Parent and Stockholder)) and (y) delete any termination without cause or termination for convenience provision.”
14. Section 7.2(a)(x) — Indemnification by Stockholder. Section 7.2(a)(x) of the Merger Agreement is hereby amended and restated as follows:
“(x) any Loss arising out of or relating to (A) (i) the failure of a Transferred Stockholder IP Agreement to be assigned, transferred, conveyed and delivered at the Closing, or (ii) the failure of the Stockholder to establish for the Companies an Equivalent IP Arrangement that enables the Companies to engage in the Baseline Usage after Closing as set forth in Section 5.25(d), or (iii) the failure to obtain any authorization, consent, approval or waiver (other than a temporary waiver) required pursuant to any Company IP Agreement as a result of the entry into this Agreement or the consummation of the Merger or the other transactions contemplated hereby, and (B) a claim of infringement made by a third party licensor against the Company with respect to the Baseline Usage occurring during the Relevant Period with respect to any Transferred Stockholder IP Agreement, any Company IP Agreement or any Unassigned License Agreement; provided that, the foregoing indemnification obligation will not apply with respect to any Baseline Usage for which the Companies decline to accept a Transferred Stockholder IP Agreement or Equivalent IP Arrangement, that would, if accepted, render such usage non-infringing.”
15. Section 7.7 — Consequential Damages. Section 7.7 of the Merger Agreement is hereby amended and restated:
“Section 7.7 Consequential Damages. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article VII for (i) any Losses that are not direct, actual damages or (ii) any punitive, special or speculative damages, in each case, except for (x) such Losses that are paid pursuant to a Third-Party Claim or (y) with respect to indemnification pursuant to Section 7.2(a)(x) hereof, such Losses that constitute lost profits prior to the fifth anniversary of the Closing Date arising from Contracts existing as of the Closing (or to the extent not expanding the services or materially increasing the fees provided thereunder, any renewals of or replacement Contracts for, such Contract) with a Customer (other than the Stockholder or any of its Affiliates) for the provision of services by the Company or its Subsidiaries.”

16. Section 7.10 — Characterization of Indemnification Payments. Section 7.10 of the Merger Agreement is hereby amended and restated as follows:
“All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 7.2, 7.3 or 7.4 shall be treated as adjustments to the Merger Consideration for Tax purposes to the extent allowed by Law or, to the extent not so allowed, as capital contributions, to the extent allowed by Law.”
17. Section 8.2(a) — Effect of Termination. Section 8.2(a) of the Merger Agreement is hereby amended and restated as follows:
“(a) In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any liability to any other Party or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the Parties contained in this Section 8.2 and in Sections 2.1(c)(last sentence), 9.2, 9.5, 9.7, 9.8, 9.9, 9.10, 9.11, 9.13 and 9.14 (and any related definitional provisions set forth in Article I), as applicable, and except that nothing in this Section 8.2(a) shall relieve any Party from liability for any breach of this Agreement that arose prior to such termination, for which liability the provisions of Article VII shall remain in effect in accordance with the provisions and limitations of such Article.”
18. Exhibits. Exhibit 2.4(a) to the Merger Agreement is hereby deleted from the Merger Agreement and replaced with Exhibit 2.4(a) to this Amendment and Exhibit 1.1(ZZZZ), Exhibit 2.1, Exhibit 2.3 and Exhibit 5.4(a) to this Amendment are hereby inserted as Exhibit 1.1(ZZZZ), Exhibit 2.1, Exhibit 2.3 and Exhibit 5.4(a) to the Merger Agreement, respectively.
19. Stockholder Disclosure Schedules. Schedule 2.4(B) to the Stockholder Disclosure Schedules attached to the Merger Agreement is hereby deleted and replaced by Schedule 2.4(B) to this Amendment.
B. Miscellaneous. This Amendment and the Merger Agreement, together, contain the complete agreement among the Parties and supersede any prior understandings, agreements, letters of intent, or representations by or among such parties, written or oral, that may have related to the subject matter hereof in any way. Except as specifically amended hereby, the Merger Agreement, as amended hereby, shall remain in full force and effect. The terms and provisions of Article IX of the Merger Agreement are incorporated herein by reference as if set forth herein in their entirety and shall apply mutatis mutandis to this Amendment.
* * * * *

SCHEDULES AND EXHIBITS TO THIS AMENDMENT

Exhibit A	Table of Contents
Exhibit 2.1	Form of Power of Attorney
Schedule 2.4(B)	Scheduled Transaction Bonuses
Exhibit 2.3	Estimated Closing Statement
Exhibit 2.4(a)	Applicable Accounting Principles; Pro Forma Reference Working Capital Calculation
Exhibit 5.4(a)	Foregone Tax Benefit
Exhibit 1.1 (ZZZ)	IP Joinder Agreement

IN WITNESS WHEREOF, the Parties have executed or caused this Amendment to be executed as of the date first written above.

POPULAR, INC.
By: /s/ Richard L. Carrión
Name: Richard L. Carrión
Title: Chairman, President & CEO
EVERTEC, INC.
By: /s/ Felix M. Villamil
Name: Felix M. Villamil
Title: President
AP CARIB HOLDINGS, LTD.
By: Apollo Management VII, L.P., its sole director
By: AIF Management LLC, its general partner
By: /s/ Marc Becker
Name: Marc Becker
Title: Vice President
CARIB ACQUISITION, INC.
By: /s/ Marc Becker
Name: Marc Becker
Title: President